Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-194126) and related Prospectus of Sangamo Biosciences, Inc. for the registration of up to $100,000,000 of its common stock, preferred stock, debt securities, warrants to purchase common stock, and warrants to purchase preferred stock and to the incorporation by reference therein of our reports dated February 25, 2015, with respect to the consolidated financial statements of Sangamo Biosciences, Inc., and the effectiveness of internal control over financial reporting of Sangamo Biosciences, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, CA

February 18, 2016